Exhibit 4.89

TENTH SUPPLEMENTAL SUBORDINATED DEBT INDENTURE

BETWEEN

THE GOLDMAN SACHS GROUP, INC.

AND

THE BANK OF NEW YORK MELLON

(FORMERLY KNOWN AS THE BANK OF NEW YORK)

Trustee

Dated as of July 7, 2017

SUPPLEMENTAL TO SUBORDINATED DEBT INDENTURE

DATED FEBRUARY 20, 2004

THIS TENTH SUPPLEMENTAL SUBORDINATED DEBT INDENTURE (“Supplemental Indenture”) is dated as of July 7, 2017 between THE GOLDMAN SACHS GROUP, INC., a Delaware corporation, as the Company, and THE BANK OF NEW YORK MELLON (formerly known as The Bank of New York), as Trustee. All terms used in this Supplemental Indenture which are defined in the Subordinated Debt Indenture dated as of February 20, 2004 between said parties, as supplemented or amended prior to the date hereof (the “Original Indenture”), and are not otherwise defined in this Supplemental Indenture, shall have the meanings assigned to them in the Original Indenture.

W I T N E S S E T H :

WHEREAS, the Company and the Trustee are parties to the Original Indenture;

WHEREAS, Section 901(5) of the Original Indenture provides that, without the consent of the Holders of any Securities, the Company, when authorized by a Board Resolution, and the Trustee may enter into indentures supplemental to the Original Indenture to add to, change or eliminate any of the provisions of the Original Indenture in respect of one or more series of Securities, provided that any such addition, change or elimination (A) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision or (B) shall become effective only when there is no such Security Outstanding;

WHEREAS, the Company wishes to make certain changes relating to covenant breaches, events of default, remedies and permitted transfers, with the amendments applying only to Securities issued after the time this Supplemental Indenture is executed and not applying to, or modifying the rights of Holders of, any other Securities;

WHEREAS, the entry into this Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Original Indenture; and

WHEREAS, all things necessary to make this Supplemental Indenture a valid indenture and agreement according to its terms have been done;

NOW, THEREFORE:

In consideration of the covenants and other provisions set forth in this Supplemental Indenture and the Original Indenture, the Company and the Trustee mutually covenant and agree with each other, and for the equal and proportionate benefit of the respective Holders of the applicable Securities from time to time, as follows:

ARTICLE 1

Amendment of Original Indenture

Section 1.01. Applicability. Except as otherwise may be provided pursuant to Section 301 of the Original Indenture with respect to any particular Security issued after the date hereof, Sections 1.02 through 1.03, inclusive, of this Supplemental Indenture shall apply to Securities issued after the execution of this Supplemental Indenture (including any such Securities of a series created before such execution) and shall not apply to, or modify the rights of Holders of, any Securities issued before such execution. Whether Securities have been issued after or before the execution of this Supplemental Indenture may be determined by the Company by reference to the time of either (i) the original issuance of such Securities or (ii) the original issuance of the series of which such Securities are a part pursuant to Section 301 of the Original Indenture, as the Company may determine. Any such determination by the Company may (but need not) be set forth in an Officers’ Certificate or Supplemental Indenture establishing such Securities or series or in such other manner as the Company may determine. In the absence of any such determination, for purposes of this Section 1.01, a Security shall be deemed to be issued at the time of the original issuance of the Security pursuant to Section 301 of the Original Indenture. The Trustee shall have no obligation to determine whether any Security has been issued after or before the execution of this Supplemental Indenture. The Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any such determination made by the Company.

Section 1.02. Events of Default; Remedies

(a) The definition of “Events of Default” contained in Section 501 of the Original Indenture is hereby amended by deleting the existing Sections 501(1), 501(2), 501(3), 501(4) and 501(7) and replacing each with “[Intentionally omitted]”, and references in the Original Indenture to “Events of Default” shall mean Events of Default as such term is so amended.

(b) Section 502 of the Original Indenture is hereby amended to read in its entirety as follows:

“If an Event of Default with respect to Securities of any series at the time Outstanding occurs, the principal amount of all the Securities of that series (or, in the case of any Security of that series which specifies an amount to be due and payable thereon upon acceleration of the Maturity thereof, such amount as may be specified by the terms thereof) shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable.”

Section 1.03. Permitted Transfers.

(a) Section 801 of the Original Indenture is hereby amended by adding the following paragraph at the end of such Section:

“Notwithstanding the foregoing and for the avoidance of doubt, the Company may convey, transfer or lease its properties and assets substantially as an entirety, in one or more transactions, to one or more Persons, provided that the properties and assets of the Company and its Subsidiaries, taken together, are not conveyed, transferred or leased substantially as an entirety to one or more Persons that are not Subsidiaries of the Company.”

ARTICLE 2

Miscellaneous Provisions

Section 2.01. Other Terms of Indenture. Except insofar as otherwise expressly provided in this Supplemental Indenture, all provisions, terms and conditions of the Original Indenture are in all respects ratified and confirmed and shall remain in full force and effect. To the extent set forth in Section 1.01 above, this Supplemental Indenture shall be a part of the Indenture.

Section 2.02. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 2.03. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

Section 2.04. The Trustee. The recitals contained herein shall be taken as the statements of the Company and the Trustee does not assume any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Tenth Supplemental Subordinated Debt Indenture to be duly executed, as of the day and year first above written.

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ James J. White, Jr.
Name: James J. White, Jr.
Title: Assistant Treasurer

THE BANK OF NEW YORK MELLON, AS TRUSTEE

By:	/s/ Laurence J. O’Brien
Name: Laurence J. O’Brien
Title: Vice President

[Signature Page to Tenth Supplemental Debt Indenture]